Schedule 13G UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )* Bioxcel Therapeutics Inc (Name of Issuer) Please enter the share class name (Title of Class of Securities) 09075P105 (CUSIP Number) December 31, 2019 (Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: (X) Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d) *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No. 09075P105 1. Names of Reporting Persons. Artemis Investment Management LLP 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) 3. SEC Use Only 4. Citizenship or Place of Organization GB Number of Shares Beneficially Owned by Each Reporting Person With: 5. Sole Voting Power 1,073,591 6. Shared Voting Power 0 7. Sole Dispositive Power 1,073,591 8. Shared Dispositive Power 0 9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,591 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) 11. Percent of Class Represented by Amount in Row (9) 6.0% 12. Type of Reporting Person (See Instructions) FI Item 1. (a)Name of Issuer Bioxcel Therapeutics Inc (b)Address of Issuer's Principal Executive Offices 555 Long Wharf Drive, 12th Floor, New Haven, CT, 06511, United States Item 2. (a)Name of Person Filing Artemis Investment Management LLP (b)Address of Principal Business Office or, if none, Residence Cassini House, 57-59 St. James's Street, London, SW1A 1LD, United Kingdom (c)Citizenship See Item 4 on the cover page(s) hereto. (d)Title of Class of Securities Please enter the share class name (e)CUSIP Number 09075P105 Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: (a) A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o); (b) A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c); (c) An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c); (d) An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8); (e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E); (f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F); (g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G); (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); (j) X A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J); (k) A group, in accordance with 240.13d-1(b)(1)(ii)(K). Item 4. Ownership. (a)Amount beneficially owned: See Item 9 on the cover page(s) hereto. (b)Percent of class: See Item 11 on the cover page(s) hereto. (c)Number of shares as to which such person has: (i)Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto. (ii)Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto. (iii)Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto. (iv)Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto. Item 5. Ownership of 5% or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . Item 6. Ownership of More than 5 Percent on Behalf of Another Person Not Applicable Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable Item 8. Identification and Classification of Members of the Group Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer. Item 9. Notice of Dissolution of Group Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer. Item 10. Certifications By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Date: 2020-01-20 Artemis Investment Management LLP By: Artemis Investment Management LLP, its General Partner By: Name: Ashley Lee Title: Authorized Signatory EXHIBIT INDEX Exhibit Description of Exhibit 99.1 Joint Filing Agreement